May 28, 2026

Christian Weedbrook
Chief Executive Officer
Xanadu Quantum Technologies Limited
777 Bay Street, Suite 2400
Toronto, Ontario M5G 2C8, Canada

        Re: Xanadu Quantum Technologies Limited
            Registration Statement on Form F-1
            Filed May 22, 2026
            File No. 333-296148
Dear Christian Weedbrook:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Grady Chang